UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-9819

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dynex Capital, Inc. 401(k) Plan
(as restated effective July 1, 2010)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060-9245

Dynex Capital, Inc. 401(k) Plan
(as restated effective July 1, 2010)
Glen Allen, Virginia 23060-9245

Required Information

Items 1-3.  The Dynex Capital, Inc. 401(k) Plan (as restated effective July 1, 2010) (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan as of and for the fiscal year ended December 31, 2015, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4.  Pursuant to Sections 103 and 104 of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants.

Dynex Capital, Inc. 401(k) Plan
(as restated effective July 1, 2010)

Statement of Plan Assets and Liabilities

	December 31, 2014	December 31, 2015
PLAN ASSETS
Mutual Funds	$4,496,673	$4,656,296
Corporate Stocks (Employer Stock)	550,357	521,820
Cash Pending Investment	2	—
Participant Loan Receivable	1,943	—
Total Plan Assets	5,048,975	5,178,116

PLAN LIABILITIES
Other Liabilities	—	—
Total Plan Liabilities	—	—

NET PLAN ASSETS	$5,048,975	$5,178,116

Dynex Capital, Inc. 401(k) Plan
(as restated effective July 1, 2010)

Statement of Income and Expenses

Year Ended
December 31,
2015
INCOME
Contributions – Company Matching	$159,266
Contributions – Participant	191,025
Contributions – Other	—
Net Depreciation in Fair Value of Investments	(387,078)
Interest and Dividends	308,463

Total Income	271,676

EXPENSES
Payments to Participants	139,090
Administrative Expenses	3,445

Total Expenses	142,535

NET INCOME	129,141

Net Plan Assets, Beginning of Year	5,048,975

Net Plan Assets, End of Year	$5,178,116

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Dynex Capital, Inc. 401(k) Plan (as restated effective July 1, 2010) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DYNEX CAPITAL, INC. 401(k) PLAN (as restated effective July 1, 2010)

Date: June 15, 2016	By:	/s/ Stephen J. Benedetti
Stephen J. Benedetti Executive Vice President, Chief Financial Officer & Chief Operating Officer Dynex Capital, Inc., Plan Administrator

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